SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K/A

(AMENDMENT NO. 1)

ANNUAL REPORT
PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the fiscal year ended May 31, 2002.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from __________ to __________.

Commission file number: 1-1185

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

General Mills 401(k) Savings Plan
(formerly General Mills VIP 401(k) Plan)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Mills, Inc.
Number One General Mills Boulevard
Minneapolis, Minnesota 55426
(Mail: P.O. Box 1113, Zip: 55440-1113)

KPMG

GENERAL MILLS 401(k) SAVINGS PLAN

Financial Statements and Supplementary Schedules

May 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

KPMG

4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

The Benefit Finance Committee of General Mills, Inc.
General Mills 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for participants of the General Mills 401(k) Savings Plan (the Plan) as of May 31, 2002 and 2001, and the related statement of changes in net assets available for participants for the year ended May 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for participants of the Plan as of May 31, 2002 and 2001, and the changes in net assets available for participants for the year ended May 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions as of and for the year ended May 31, 2002 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department for Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

November 1, 2002

GENERAL MILLS 401(k) SAVINGS PLAN

Statements of Net Assets Available for Participants

May 31, 2002 and 2001

Assets	**2002**	**2001**
Participant directed investments:		
Cash and short-term investments	$ 11,220,785	4,610,021
Investments, at fair value	1,353,779,998	777,113,992
Participant loan fund	18,970,528	6,904,662
Total participant directed investments	1,383,971,311	788,628,675
Non-participant directed investments:		
Cash and short-term investments	4,388,766	2,145,687
Investments, at fair value	304,151,763	311,612,408
Total nonparticipant directed investments	308,540,529	313,758,095
Total investments	1,692,511,840	1,102,386,770
Receivables:		
Employer contributions	66,075	3,683,392
Interfunds	—	375
Interest and dividends	32,593	17,026
Miscellaneous	178,832	—
Total assets	$ 1,692,789,340	1,106,087,563
Liabilities		
Accounts payable expenses	$ 3,427,050	1,302,066
Interest payable	—	398,425
Loans	21,286,000	33,360,000
Unallocated principal and interest on participant loans	105,218	224,249
Total liabilities	24,818,268	35,284,740
Net assets available for participants	$ 1,667,971,072	1,070,802,823

See accompanying notes to financial statements.

GENERAL MILLS 401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Participants

Year ended May 31, 2002

Net assets available for participants at beginning of year	$ 1,070,802,823
Investment income:	
Dividends and interest	11,856,187
Net depreciation in fair market value of investments	(8,618,575)
Total net investment income	3,237,612
Contributions:	
Employees	49,299,671
Employee rollovers	1,649,226
Company	2,862,351
Forfeitures	88,563
Total contributions	53,899,811
Transfers from other plans (note 1)	609,731,763
Total additions	666,869,186
Distributions and expenses:	
Interest expense	(1,767,340)
Administrative expenses	(1,537,276)
Payments due to resignations, retirements, withdrawals, loan defaults, and deaths	(66,396,321)
Total deductions	(69,700,937)
Net assets available for participants at end of year	$ 1,667,971,072

See accompanying notes to financial statements.

(1) Description of the Plan

The following brief description of the General Mills 401(k) Savings Plan, formerly the General Mills VIP 401(k) Plan, (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

The Plan is sponsored by General Mills, Inc. (the Company) and administered by various committees. The Plan is a defined contribution employee pension benefit plan designed to offer employees of General Mills the opportunity to participate in a savings and investment program and to provide a source of additional income for retirement. The Plan allows for the withdrawal of certain vested funds during a participant's active career, subject to significant restrictions.

The Company acquired The Pillsbury Company on October 31, 2001, which had formerly been an indirect wholly owned subsidiary of Diageo plc. Effective April 1, 2002, the Pillsbury 401(k) Savings Plan and The Retirement Savings Plan were merged with the Plan and the Plan was amended. Assets were transferred from American Express Trust to Boston Safe Deposit and Trust Company (Mellon Trust) on April 10, 2002.

The Plan was amended and restated effective January 2, 1999 to add additional fund choices, permit loans and authorize future use of an "open investment window". Loans first became available as of February 1, 1999. Under the Plan, each qualified employee of General Mills may elect to contribute up to 15% of his or her compensation (as defined by the Plan) on a before-tax basis to certain combinations of sixteen investment funds, as described in note 4. Company matching contributions are made by allocations of shares of General Mills common stock, which are credited to each employee's account in the ESOP Fund. The percent of compensation contributed to the Plan by employees which is eligible for Company matching, and the level of Company matching contributions, vary among employee classifications. Certain classifications of employees are also permitted to make after-tax contributions, but in no event more than 15% of compensation may be contributed for any individual. Certain classifications of employees are also eligible to receive an annual Company contribution of 4% of their annual compensation, unrelated to employee contributions. This annual contribution is made at the end of the plan year.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared under the accrual basis method of accounting in accordance with accounting principles generally accepted in the United States of America.

The Plan accounts for certain changes in net assets as follows:

- Dividends and interest, net realized and unrealized appreciation (depreciation), and administrative expenses of the investment funds are recognized by the Plan only as they are reflected in the Plan's proportionate share of net increases (decreases) in the market value of the underlying Pooled Funds.

- Net realized appreciation (depreciation) is recognized by the Plan upon the sale of investment securities or portions thereof on the basis of average cost to each investment manager's portfolio.

(b) ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for participants and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for participants during the reporting period. Actual results could differ from those estimates.

(c) ***Investments***

The investments of the Plan in the Pooled Funds of the GMI Investment Trust (the Investment Trust) are valued at fair market value. Fair market value of the Plan's investments in the Pooled Funds and in common stock of the Company is based on market values of the underlying securities as discussed in note 5. Short-term investments are stated at cost, which approximates fair market value. The Pooled Savings Fixed Fund and U.S. Treasury Fund consist of fixed income securities and investment contracts issued by banks or insurance companies, which are valued at cost plus accumulated interest (contract value), as this is the basis upon which amounts may be withdrawn from the contracts. Contract value approximates fair market value.

Security transactions are recognized on the trade date. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The cost of investment securities sold is determined on the weighted average basis.

The Plan offers a number of investment options to participants that are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits and participant accounts.

(3) Forfeitures and Vesting

Participants who terminate their employment with the Company forfeit the nonvested portion of the Company's contributions to their accounts. However, if terminated participants are reemployed by the Company within 60 months of termination, such forfeited nonvested portion of the Company's contributions is restored to their Plan accounts if the participants repay the amount previously withdrawn from their Company contribution accounts, if any, within 60 months from the date of reemployment. Forfeitures to the Plan can be used to offset future Company contributions, reinstate previously forfeited amounts to reemployed participants, and cover administrative expenses incurred by the leveraged accounts. During the Plan year 2002, $900,968 was forfeited to the Plan. The amount forfeited during Plan year 2001 was $414,692. These forfeited funds were used to offset Plan expenses.

(Continued)

Through September 30, 2001, the Company's contributions vested in accordance with the schedule shown below:

Employee's eligibility service	Vested percentage
2 years but less than 3 years	25%
3 years but less than 4 years	50
4 years but less than 5 years	75
5 years or more	100

Beginning October 1, 2001, the Company's contributions vested in accordance with the following schedule:

Employee's eligibility service	Vested percentage
1 year	20%
2 years	40
3 years	60
4 years	80
5 years	100

If a participant retires, dies, becomes totally and permanently disabled, or if a participant's employment with the Company is involuntarily terminated due to the shut-down or closing of any plant or business of the Company, or due to the elimination of the participant's position with the Company, or if the Plan is terminated by the Company, the participant will become 100% vested, regardless of the length of Company service.

(4) Investments

Participants with tax deductible accounts, at their discretion, may direct their contributions to any of the sixteen investment alternatives listed below. The Company's contributions to the Plan are invested in the ESOP Fund.

US equity funds:
- Diversified US Equity
- Aggressive Equity
- Growth Equity
- Value Equity
- Small and Mid Cap Equity
- S&P 500 Enhanced Index
- Company Stock

International equity funds:
- Diversified International
- Int'l Developed Markets
- Int'l Emerging Markets

Fixed income funds:
- Fixed Income
- US Treasury

Balanced funds:
- Moderate Balanced
- Aggressive Balanced
- Conservative Balanced

Self directed brokerage:
- Fidelity Brokerage Link

(Continued)

The following table presents the fair value of investments in the Pooled Funds and common stock that represent five percent or more of the Plan's net assets at May 31:

		2002	2001
Pooled funds:			
Equity	$	270,341,683	298,927,869
Advanced investment management		118,278,493	N/A
Savings fixed		459,288,654	234,387,533
Company stock – participant directed		110,915,207	107,795,689
ESOP – nonparticipant-directed		304,151,763	311,612,408

Net appreciation (depreciation), (including, gains and losses on investments bought and sold, as wells as held during the year), in the fair value of the Plan's investments in the Pooled Funds and common stock is as follows:

		2002
Pooled Funds:		
Equity	$	(23,593,444)
International		(580,708)
International Developed Markets		156,729
International Emerging Markets		248,640
Savings Fixed		17,279,528
Advanced Investment Management		(9,526,797)
Alliance Capital		(8,944,485)
Arbor		(1,943,420)
Boston Partners		(2,039,861)
Dresdner RCM Large Cap		(3,302,578)
Dresdner RCM Mid & Small Cap		(1,427,872)
Independence		(844,413)
Mellon Capital Management		(908,821)
Numeric Investors		(396,832)
Reich & Tang		1,405,299
Sanford Bernstein		(486,000)
SIT		(1,153,822)
Southeastern Asset Management		331,651
Southeastern Small Cap		(11,592)
Short-term Interest Fund		(584,607)
Loan Fund		(269)
Schwab PCRA/Fidelity SD		(5,384,160)
Company stock – participant directed		8,626,137
ESOP – nonparticipant directed		24,463,122
Net appreciation in fair value of investments	$	(8,618,575)

The fair value of the ESOP fund, which represents investments, loans, and miscellaneous receivables and payables, is the Plan's only nonparticipant-directed investment option, and had a net balance of

$287,324,412 and $283,824,044 as of May 31, 2002 and 2001, respectively. Significant components of the changes in net assets relating to the ESOP fund is as follows for the year ended May 31, 2002:

Changes in net assets:	
Net appreciation	$ 24,463,122
Dividends and interest	8,388,080
Total net investment income	32,851,202
Contributions	2,961,317
Distributions to participants	(9,987,717)
Interest Expense	(1,748,343)
Administrative expenses	(1,124,539)
Transfers to participant directed investments	(19,451,552)
	$ 3,500,368

(5) Pooled Funds

The pension and savings plans of the Company are invested in the Investment Trust. Boston Safe Deposit and Trust Company (Mellon Trust) is the trustee and custodian of the Investment Trust. Investment managers each manage a portion of the Pooled Funds in the Investment Trust and make investment decisions for the assets of such fund for which they are responsible, within general guidelines established by the General Mills Benefit Finance Committee.

Transactions and assets of each of the Pooled Funds are accounted for separately from those of the Plan, utilizing the following accounting policies:

- Fund investments are valued as follows:
  - Fixed income securities, and common and preferred stocks traded on national exchanges, are valued by the trustee at closing prices on the valuation date.
  - Unlisted investments are valued at prices quoted by various national markets and publications and/or independent financial analysts.
  - Short-term investments are stated at cost, which approximates fair market value.
  - Investment contracts are valued at contract value, which represents net deposits made with banks or insurance companies under the contracts, plus interest at the contract rates. Contract value approximates fair market value.
  - Positions in the stock index and bond futures contracts, are marked-to-market daily and reflect gains and losses on a daily basis.
  - Option contracts are valued monthly and unrealized appreciation or depreciation is recorded.
- Dividends, interest income, and administrative expenses are recorded on the accrual basis.
- Purchases and sales of securities are recorded on a trade-date basis.

(Continued)

- Deposits to and withdrawals from each fund by participating plans are made at fair value determined as of the end of the calendar month preceding the transaction.

Fair value of the Pooled Funds in the Investment Trust, and the Plan's interest in the assets of the Pooled Funds in the Investment Trust as of May 31 are as follows:

	2002	%	2001	%
Equity	$ 1,020,005,118	27	$ 839,733,901	36
International	279,160,005	18	279,777,290	17
International Developed Markets	213,791,282	6	210,515,802	2
International Emerging Markets	84,653,463	8	78,197,569	6
Savings Fixed	466,822,089	98	234,387,531	100
Advanced Investment Management	215,899,112	55	129,363,516	5
Alliance Capital	236,539,959	35	113,935,889	11
Arbor	60,079,928	32	—	0
Boston Partners	125,914,925	37	—	0
Dresdner RCM Large Cap	80,644,417	34	68,013,528	11
Dresdner RCM Mid & Small Cap	43,112,371	15	46,286,360	13
Independence	65,610,919	6	83,363,709	3
Mellon Capital Management	73,235,854	8	100,210,926	6
Numeric Investors	42,409,612	11	45,963,457	11
Reich & Tang	198,601,033	6	168,656,051	4
Sanford Bernstein	88,075,716	24	71,655,168	4
SIT	61,043,764	34	—	0
Southeastern Asset Management	73,362,593	14	71,012,065	4
Southeastern Small Cap	50,004,004	32	—	0
	$ 3,478,966,164		$ 2,541,072,762	

Combined net investment loss for the Investment Trust for the plan year ended May 31, 2002 is as follows:

Net depreciation in fair value of investments	$ (183,093,993)
Interest	27,561,977
Dividends	5,902,341
Total combined net investment loss	$ (149,629,675)

(a) ***Futures Transactions***

In order to gain exposure to or protect itself from changes in the market, the Trust may buy and sell stock index futures contracts. Risks of entering into futures contracts, in general, include the possibility there may be an illiquid market and that a change in the value of the contract may not correlate with changes in the value of the underlying securities. Upon entering into a futures contract, the Trust is required to deposit as collateral either cash or securities in an amount (initial margin) equal to a certain percentage of the contract value. Subsequent payments (margin variation) are made or received by the Trust each day. The margin variation payments are equal to the daily changes in the contract value and are recorded as gains and losses.

The Advanced Investments Management Pooled Fund margin variation receivable at May 31, 2002 and 2001 totaled $28,698 and $612,768 respectively. Advanced Investments Management Pooled Fund Investments held by brokers as collateral on these contracts totaled $19,300,000 and $5,000,000 at May 31, 2002 and 2001, respectively.

The Independence Investment Associates Fund margin variation receivable at May 31, 2002 and 2001 totaled $371,250 and $670,560, respectively. Independence Pooled Fund investments held by brokers as collateral on these contracts totaled $3,465,000 and $4,208,000 at May 31, 2002 and 2001, respectively.

The Numeric Investors Pooled Fund margin variation payable at May 31, 2002 and 2001 totaled $3,050,688 and $1,988,925, respectively. Numeric Investors investments held by brokers as collateral on these contracts totaled $2,520,000 and $2,501,250 at May 31, 2002 and 2001, respectively.

(b) Options Transactions

In order to produce incremental earnings, protect gains, and facilitate buying and selling of securities for investment purposes, the Trust may buy and sell put and call options, write covered call options on portfolio securities, and write cash-secured puts. The risk in writing a call option is that the fund gives up the opportunity for profit if the market price of the security increases. In writing a put option, the fund may incur a loss if the market price of the security decreases and the option is exercised. In buying an option, the fund pays a premium whether or not the option is exercised. The Trust also has the additional risk of not being able to enter into a closing transaction if a liquid secondary market does not exist. The Trust also may write over-the-counter options where the completion of the obligations is dependent upon the credit standing of the other party.

The Pooled Equity Fund utilized equity and foreign currency call and put options during the year. The market value of these options held by Advanced Investment Management was ($5,401,000) and $1,298,750 at May 31, 2002 and 2001 respectively. The market value of these options held by Boston Partners was ($1,434,634) at May 31, 2002.

(6) Company Stock Fund

The Company Stock Fund consists of common stock of General Mills and cash for dividends and fractional shares. At May 31, 2002 and 2001, the market value of the shares held was $110,915,207 and $107,795,689 and the number of shares held was 2,437,697 shares and 2,544,752 shares, respectively. Participants should refer to the consolidated financial statements of General Mills and subsidiaries included in the Company's Annual Report to Stockholders, which is distributed to all participants in the Plan.

(7) ESOP Fund

The ESOP Fund consists of common stock of General Mills and cash for dividends and fractional shares. All amounts credited to participants' ESOP accounts will be invested in the ESOP Fund and may not be transferred from the ESOP Fund to any of the Plan's other investment funds except as permitted by applicable IRS regulations and the Plan document. Likewise, no amounts may be transferred from any of the other investment funds into the ESOP Fund.

(Continued)

The ESOP Fund consists of 6,684,654 shares of General Mills's common stock. Of the total shares held by the ESOP, 5,397,569 shares have been allocated to individual participant accounts. The remaining 1,287,085 shares are reserved for future company matching contributions and will become available for allocation to participants' accounts as the ESOP debt is paid down. At May 31, 2002 and 2001, the market value of the unallocated shares was $58,562,389 and $85,578,063, respectively. The market value of the allocated shares was $245,589,374 representing 5,397,569 shares at May 31, 2002, and $226,034,344 representing 5,336,033 shares at May 31, 2001.

In June 1989, the VIP ESOP Fund borrowed $92.4 million in a private loan transaction and purchased shares of the Company's common stock. The 8.3% loan provides for quarterly payments through June 30, 2007, and is guaranteed by the Company. In June 1990, the RSP ESOP Fund borrowed $10.0 million from General Mills and purchased shares of the Company's common stock. This variable rate loan was paid off on June 15, 2001. The remaining loan will be repaid using future Company contributions and dividends paid on Company stock owned by the Trust.

The amount of debt that becomes due in the next five years and thereafter is as follows:

Fiscal year ending May 31:		
2003	$	5,070,000
2004		5,120,000
2005		4,880,000
2006		2,612,000
2007 and thereafter		3,604,000
	$	21,286,000

(8) Tax Status

The Plan obtained its latest determination letter on September 13, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

(9) Parties-in-interest

Mellon Trust is a party-in-interest under ERISA with respect to the Plan. Investments by Mellon Trust are exempt from being considered as prohibited transactions under ERISA Section 408(b).

The Company is a party-in-interest with respect to the Plan. The Company is the administrator of the Plan and the ESOP. The Plan invests in Company stock. These activities are exempt when considering prohibited transactions under ERISA Section 408 (b).

Schedule 1

GENERAL MILLS VIP 401(k) PLAN

Schedule of Assets (Held at End of Year)

May 31, 2002

Issuer	**Face amount or number of units**	**Current value**
Common Stock:		
General Mills, Inc.*		
Participant directed	2,437,697	$ 110,915,207
Nonparticipant directed – ESOP Fund	6,684,654	304,151,763
Pooled Funds*:		
Equity	81,012	270,341,683
International	290,306	49,694,957
International Developed Markets	1,236,763	12,895,269
International Emerging Markets	483,312	6,569,477
Savings Fixed	1,900,293	459,288,654
Advanced Investment Management	12,917,717	118,278,493
Alliance Capital	15,133,212	82,370,083
Arbor	2,226,277	19,405,353
Boston Partners	4,871,478	47,114,016
Dresdner RCM Large Cap	3,348,567	27,459,922
Dresdner RCM Mid & Small Cap	692,509	6,648,045
Independence	417,158	3,971,883
Mellon Capital Management	663,814	5,819,525
Numeric Investors	486,124	4,747,799
Reich & Tang	726,476	11,566,442
Sanford Bernstein	1,736,755	21,217,244
SIT	2,297,788	20,781,665
Southeastern Asset Management	719,812	10,364,934
Southeastern Small Cap	1,599,868	15,985,240
U.S. Treasury Fund	6,425,511	6,425,511
Short-term Investment Fund*:		
TBC, Inc. Pooled Employee Funds		
Daily Liquidity Fund	15,609,551	15,609,551
Participant Loan Fund (interest rates ranging from 8.75% to 10.00%)	18,970,528	18,970,528
Fidelity Brokerage Fund	41,918,596	41,918,596
Total		$ 1,692,511,840

*Party-in-interest.

See accompanying independent auditors' report.

Schedule 2

GENERAL MILLS VIP 401(k) PLAN

Schedule of Reportable Transactions

Year ended May 31, 2002

5% series of transactions by security:

Issuer/Description	Purchases		Sales		Net
	Number	Amount	Number	Amount	gain (loss)
Short-term Investment Fund*: TBC, Inc. Pooled Employee Funds Daily Liquidity Fund	843	163,326,518	943	158,941,196	—

*Party-in-interest.

See accompanying independent auditors' report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee of the General Mills 401(k) Savings Plan (formerly General Mills VIP 401(k) Plan) has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

GENERAL MILLS 401(k) SAVINGS PLAN
(formerly General Mills VIP 401(k) Plan)

By:
Jeanne Denz, Secretary
Plan Committee of the General Mills 401(k) Savings Plan
(formerly General Mills VIP 401(k) Plan)

Date: January 7, 2003

KPMG

4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Exhibit A

Consent of Independent Auditors

The Board of Directors
General Mills, Inc.:

We consent to the incorporation by reference in the Registration Statement (No. 33-27628) on Form S-8 of General Mills, Inc. of our report dated November 1, 2002, relating to the statements of net assets available for participants as of May 31, 2002 and 2001, and the related statement of changes in net assets available for participants for the year ended May 31, 2002, and supplemental schedules as of and for the year ended May 31, 2002, which report appears in the May 31, 2002 annual report on Form 11-K/A of the General Mills 401(k) Savings Plan [formerly General Mills VIP 401(k) Plan].

KPMG LLP

Minneapolis, Minnesota
January 7, 2003